Exhibit 12.1

Mediacom Broadband LLC
Schedule of Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

	For The Years Ended December 31,
	2009	2008	2007	2006	2005

Earnings:
Income (loss) before income taxes	$94,840	$20,663	$5,274	$(15,238)	$11,003
Interest expense, net	112,474	113,846	120,673	109,869	97,282
Amortization of capitalized interest	1,986	1,148	1,114	962	821
Amortization of debt issuance costs	3,560	1,856	1,989	2,622	4,600
Interest component of rent expense(1)	2,878	2,859	2,904	2,803	2,289

Earnings available for fixed charges	$215,738	$140,372	$131,954	$101,018	$115,995

Fixed Charges:
Interest expense, net	$112,474	$113,846	$120,673	$109,869	$97,282
Capitalized interest	1,808	2,069	2,045	1,675	1,558
Amortization of debt issuance cost	3,560	1,856	1,989	2,622	4,600
Interest component of rent expense(1)	2,878	2,859	2,904	2,803	2,289
Preferred dividends	18,000	18,000	18,000	18,000	18,000

Total fixed charges and preferred dividends	$138,720	$138,630	$145,611	$134,969	$123,729

Raito of earnings over fixed charges and preferred dividends	1.56	1.01	—	—	—

Deficiency of earnings over fixed charges and preferred dividends	$—	$—	$(13,657)	$(33,951)	$(7,734)

(1)	A reasonable approximation (one-third) is deemed to be the interest factor included in rental expense.